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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                    SEC File Number  2-95626-D
(Check One):
[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

    For Period Ended:              September 30, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                        PART I -- REGISTRANT INFORMATION

                               Sionix Corporation
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Full Name of Registrant

                          Coronado Capital Corporation
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Former Name if Applicable

                               9272 Jeronimo Road
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Address of Principal Executive Office (Street and Number)



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                                Irvine, CA 92618
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City, State and Zip Code


                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]  (a)   The reasons described in reasonable detail in Part III
                    of this form could not be eliminated without unreasonable effort or expense;

         [X]  (b)   The subject annual report, semi-annual report,
                    transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]  (c)   The accountant's statement or other exhibit required
                    by Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.


         Due to a change in the registrant's outside auditors, and a consequent restatement of the prior year's financial statements to make them consistent with the current year's statement, there have been delays in producing the restated results from prior years and integrating them into the report.



PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification



           Robert J. Zepfel                    949               752-6100
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               (Name)                      (Area Code)      (Telephone Number)



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(2)   Have all other periodic reports required under Section 13 or 15(d) of the
      Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Sionix Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     January 2, 2001                 By:  /s/ James J. Houtz
                                             -----------------------------------
                                             James J. Houtz, President



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Explanation Pursuant to Part IV, Section 3 of Form 12b-25

        It is contemplated that the net loss for the fiscal year ended September 30, 2000 will be approximately $2,414,000, compared to a reported net loss of $765,830 in the fiscal year ended September 30, 1999. The increase in the net loss is principally due to a change in the method of accounting for stock compensation to officers and employees. In prior years, the registrant had taken only a nominal charge for this compensation; in 2000, it has taken a charge for the fair market value of the stock issued. In addition, the 1999 results are to be restated on the same basis, increasing the 1999 loss from $765,830 to $1,158,755.